Exhibit 99.4

Centennial Olympic 336 Property, LP

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR’S REPORT

FOR THE PERIOD ENDED DECEMBER 11, 2024 (UNAUDITED)

AND THE YEAR ENDED DECEMBER 31, 2023 (AUDITED)

Centennial Olympic 336 Property, LP

FOR THE PERIODS ENDED DECEMBER 11, 2024

AND THE YEAR ENDED DECEMBER 31, 2023

TABLE OF CONTENTS

Page(s)

Independent Auditor’s Report	1-2

FINANCIAL STATEMENTS
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Partners' Capital	5
Statements of Cash Flows	6
Notes to Financial Statements	7-11

INDEPENDENT AUDITOR’S REPORT

To Centennial Olympic 336 Property, LP:

Opinion

We have audited the financial statements of Centennial Olympic 336 Property, LP (the “Partnership”), which comprise the statement of financial condition, as of December 31, 2023, and the related statements of operations, changes in partners’ capital and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Partnership and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Partnership's Ability to Continue as a Going Concern

The 2023 financial statements were prepared assuming that the Partnership would continue as a going concern. As of the date of issuance of the 2023 financial statement, the Partnership’s mortgage loan agreement was set to mature on December 20, 2024 and the Partnership did not have the funds to repay the mortgage loan. Additionally, the Partnership did not have an interest rate swap on its mortgage loan, and as a result the mortgage lender had the ability to foreclose on the mortgage. The Partnership stated in the 2023 financial statements that substantial doubt existed about its ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters were also described in the 2023 financial statements. The financial statements did not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The accompanying statement of financial condition of the Partnership as of December 11, 2024, and the related statements of operations, changes in partners’ capital and cash flows for the period then ended were not audited, reviewed, or compiled by us, and, accordingly, we do not express an opinion or any other form of assurance on them.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal-control related matters that we identified during the audit.

April 29, 2024

Centennial Olympic 336 Property, LP

STATEMENTS OF FINANCIAL CONDITION

FOR THE PERIOD ENDED DECEMBER 11, 2024 AND THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Dollars)	December 11, 2024 (Unaudited)	December 31, 2023 (Audited)
ASSETS
Real Estate Property, net of accumulated depreciation of $18,344,393 and $13,119,563, respectively	110,276,714	115,166,442
Cash and cash equivalents	237,616	463,611
Restricted cash	848,857	1,360,276
Accounts receivable	538,986	217,664
Intangible assets, net	11,107	-
Prepaid expenses	288,840	18,582
Interest rate swap asset	505,710	29,065
Deposits	48,985	48,985
TOTAL ASSETS	$112,756,815	$117,304,625

LIABILITIES AND PARTNERS' CAPITAL
Accounts payable and accrued expenses	6,938,984	1,164,903
Deferred Revenue	98,730	48,381
Tenant Deposits	87,554	95,884
Notes and Mortgage Payable, net of deferred financing costs of $0 and $803,640, respectively	104,400,000	103,596,361
TOTAL LIABILITIES	111,525,268	104,905,529

PARTNERS' CAPITAL	1,231,547	12,399,096

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$112,756,815	$117,304,625

See notes to financial statements

Centennial Olympic 336 Property, LP

STATEMENTS OF OPERATIONS

FOR THE PERIOD ENDED DECEMBER 11, 2024

AND THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Dollars)	December 11, 2024 (Unaudited)	December 31, 2023 (Audited)
INCOME
Rental revenue	5,626,050	6,782,484
Operating revenue	95,089	319,326
Tenants reimbursement income	183,938	131,486
Interest rate swap income	780,793	3,142,188
Total Income	$6,685,870	$10,375,484

EXPENSES
General and administrative expenses	971,708	445,891
Operating expenses	2,145,854	2,422,791
Depreciation	5,224,830	6,661,666
Tax expenses	629,679	614,417
Total Expenses	8,972,071	10,144,765

Operating Income/(Loss)	(2,286,201)	230,719

Interest and debt expenses	(8,586,993)	(9,741,934)
Net Change in unrealized gain/(loss) on interest rate swap	(265,290)	(2,949,990)
Realized gain/(loss) on interest rate swap	(29,065)	-
Net loss before income taxes	(11,167,549)	(12,461,205)

Net Loss	$(11,167,549)	$(12,461,205)

See notes to financial statements

Centennial Olympic 336 Property, LP

FOR THE PERIOD ENDED DECEMBER 11, 2024

AND THE YEAR ENDED DECEMBER 31, 2023

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Amounts in Dollars)	General Partner	Limited Partners	Total
Balance, January 01, 2023 (Audited)	$128,541	$24,731,760	$24,860,301
Capital contributions	-	-	-
Capital distributions	-	-	-
Equity Structuring Fee	-	-	-
Pro-rata allocation of net loss	(62,306)	(12,398,899)	(12,461,205)
Balance, December 31, 2023 (Audited)	66,235	12,332,861	12,399,096
Capital contributions	-	-	-
Capital distributions	-	-	-
Pro-rata allocation of net loss	(55,838)	(11,111,711)	(11,167,549)
Balance, December 11, 2024 (Unaudited)	$10,397	$1,221,150	$1,231,547

See notes to financial statements

Centennial Olympic 336 Property, LP

STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED DECEMBER 11, 2024 AND THE YEAR ENDED DECEMBER 31, 2023

(Amounts in Dollars)	December 11, 2024 (Unaudited)	December 31, 2023 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,167,549)	$(12,461,205)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation expenses	5,224,830	6,661,666
Unrealized (gain)/loss on interest rate swap assets	265,290	2,949,990
Realized loss on interest rate swap assets	29,065	-
Amortization of deferred financing costs	803,639	803,640
Change in operating assets and liabilities:
Accounts receivables	(321,322)	(99,398)
Prepaid expenses	(270,258)	(5,419)
Accounts payable and accrued expenses	5,762,974	52,133
Deferred revenue	50,349	(13,449)
Tenant deposits	(8,330)	(40,609)
Net cash (used in)/provided by operating activities	368,688	(2,152,651)
CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for rental property improvements	(335,102)	(16,323)
Net cash used in investing activities	(335,102)	(16,323)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of Interest Rate Swap	(771,000)	-
Distributions to Members	-	(50,000)
Net cash used in financing activities	(771,000)	(50,000)

Net (decrease) in cash and cash equivalents	(737,414)	(2,218,974)

Cash, cash equivalents and restricted cash at the beginning of the year	$1,823,887	$4,042,861
Cash, cash equivalents and restricted cash at the end of the year	1,086,473	$1,823,887

SUPPLEMENTAL INFORMATION
Cash paid for interest	4,005,399	8,938,294

See notes to the financial statements

Centennial Olympic 336 Property, LP Notes to
Financial Statements

For the period ended December 11, 2024 (Unaudited) and

the year ended 2023 (Audited)

1.	Organization

Centennial Olympic 336 Property, LP (a Delaware Limited Partnership), (the “Partnership”) was formed on October 26, 2021. The joint venture was formed by YieldStreet and Frankforter Group (the “General Partner”) (Sponsor or GP), a full-service, vertically integrated investment firm with property and construction management services provided by its affiliate, Grep Southeast LLC (“Frankforter”) to acquire Generation Atlanta Apartments in Atlanta, GA. Generation Atlanta Apartments is a 336-unit Class A luxury apartment complex built in 2020. On December 21, 2021, the Partnership acquired a commercial real estate property along with its underlying land (the “Property”), which is located in Atlanta and known as “Generation Apartments”. On December 11, 2024, YieldStreet sold its ownership interest to the General Partner and is no longer in the Partnership/

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting periods and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As described in Note 4, Mortgage Payable, as of December 31, 2023, the Partnership had a mortgage loan payable of $104,400,000 which matured on December 20, 2024. As of December 31, 2023, the Partnership did not have the funds to repay the mortgage loan and related interest upon maturity. These conditions and events raised substantial doubt about the Partnership's ability to continue as a going concern. As of December 31, 2023, the Partnership was in discussions with the lender to amend the mortgage loan agreement, but this plan had not been finalized and was not within the Partnership's control and therefore could not be deemed probable. As a result, the Partnership had concluded that its plans did not alleviate substantial doubt about the Partnership's ability to continue as a going concern as of December 31, 2023. During 2024, the Partnership amended its mortgage loan to extend the maturity date to August 1, 2027, and as of December 11, 2024 is current on all interest payments. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Rental Properties

Revenue producing properties are carried at cost, net of accumulated depreciation and amortization. Betterments, major renovations and certain costs directly related to the improvement of rental property are capitalized. Maintenance and repair expenses are charged to expense as incurred. Depreciation is recognized on a straight-line basis over estimated useful lives of the assets, which range from 5 to 27.5 years.

		December 11, 2024	December 31, 2023
	Description	Generation Atlanta, a 336-unit, Class-A multifamily property in Atlanta, Georgia
	Date of Construction	2020
	Date Acquired	12/21/2021
	Life on which depreciation in income statement is computed	5 to 27.5 years
	Encumbrances	128,621,107	128,286,005
Gross amount at which carried in the statement of financial condition	Land	19,235,309	19,235,309
	Buildings and Improvements	109,385,798	109,050,696
	Total	128,621,107	128,286,005
	Accumulated depreciation and amortization	(18,344,393)	(13,119,563)

These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the rental property’s carrying amount over its Undiscounted Cash Flows and the Terminal Value. Impairment analyses are based on current plans, intended holding periods and available market information at the time the analyses are prepared. If our estimates of the projected future cash flows, anticipated holding periods, or market conditions change, our evaluation of impairment losses may be different and such differences could be material to the financial statements. The evaluation of anticipated cash flows is subjective and is based, in part, on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

Centennial Olympic 336 Property, LP Notes to

Financial Statements

For the period ended December 11, 2024 (Unaudited) and

the year ended 2023 (Audited)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less. The Partnership’s policy is to disclose bank balances under cash, including bank overdrafts with balances that fluctuate from positive to overdrawn. The Partnership held cash in the amount of $237,616 and $463,611 and no cash equivalents for the period ended December 11, 2024 and the year ended December 31, 2023, respectively.

Restricted Cash

The restricted cash includes balances in escrow account maintained with mortgage lender for the purpose of tax payments, insurance payments, renovation reserve and interest reserve pursuant to the terms of loan agreement. The Partnership held restricted cash in the amount of $848,857 and $1,360,276 for the period ended December 11, 2024 and the year ended December 31,2023, respectively.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of tenants to make required payments under the lease agreements. Management exercises judgment in establishing these allowances and considers payment history and current credit status in developing these estimates.

Derivative Instruments and Hedging Activities

The Partnership managed market risk on its variable rate debt by entering into interest rate swaps to fix the rate on all or a portion of the debt for varying periods through maturity. These interest rate swaps are accounted for as derivative instruments and, pursuant to ASC Topic 815, Derivatives and Hedging are recorded on the balance sheets at fair value. Changes in the fair value of interest rate swaps are accounted for based on the hedging relationship and their designation and qualification. The Partnership’s swaps were not designated as hedges, therefore changes in the fair value are recognized in earnings.

Deferred Financing Costs Related to Mortgage Note Payable

Deferred financing costs related to mortgage note payable consists of fees and direct costs incurred in obtaining such financing.

These costs are presented as a reduction of our mortgage note payable liability and are amortized over the terms of the loan agreement as a component of “interest and debt expense”.

Allowance for Credit Losses.

The Partnership maintains allowances for credit losses. These allowances reflect our estimate of the amount of our receivables that The Partnership will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. The Partnership’s estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, The Partnership may be required to increase or decrease our allowances.

Tenant Reimbursement Income

Tenant reimbursement income includes revenue arising from tenant leases which provide for the recovery of all or a portion of the operating expenses, such as electricity, water, pet, trash and monthly statement fees of the property. This revenue is earned in the same period as the expenses are incurred.

Income Taxes

The Partnership operates as a limited liability partnership and is taxed as a partnership. As such, the Partnership is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. The Partnership required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for federal and state income taxes.

Centennial Olympic 336 Property, LP Notes to
Financial Statements

For the period ended December 11, 2024 (Unaudited) and

the year ended 2023 (Audited)

The Partnership follows the guidance in the Financial Accounting Standards Board Accounting Standards Codification topic related to Uncertainty in Income Taxes which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements uncertain tax positions that the Partnership has taken or expects to take in its income tax returns. Management believes that it has appropriate support for the positions taken on the Partnership’s tax returns.

3.	Related Party Transactions

The property is managed by an entity that is related to the General Partner. The following related party transactions were incurred by the Partnership which are included in operating expenses in the Statement of Operations.:

•	For the period ended December 11, 2024, the Partnership incurred $137,379 in asset management fees. $11,669 remained unpaid as of December 11, 2024.

•	For the period ended December 11, 2024, the Partnership incurred $128,693 in management fees. $12,370 remained unpaid as of December 11, 2024.

•	For the year ended December 31, 2023, the Partnership incurred $163,156 in asset management fees. $11,873 remained unpaid as of December 31, 2023.

•	For the year ended December 31, 2023, the Partnership incurred $158,878 in management fees. $10,031 remained unpaid as of December 31, 2023.

4.	Mortgage Payable

On December 21, 2021, the Partnership obtained a $102,792,721 mortgage secured by the property. The original maturity date of the mortgage was December 20, 2024. In 2024, the Partnership amended the mortgage to mature on August 1, 2027. The mortgage requires interest-only payments on a monthly basis. The mortgage bears an interest at SOFR (“Secured Overnight Financing Rate”) plus 3.40% with an addition of PIK (Paid in Kind) interest rate of 3% in year 1, 1.25% in year 2 and .75% in year 3. The Swap on this mortgage loan expires on August 01, 2025. See Note 9, Interest Rate Swap for more details. Pursuant to the Loan, certain covenants restrict the sale of assets and limit future borrowings. For the period ended December 11, 2024, the Partnership was in compliance with all financial covenants.

5.	Partners’ Capital

The Partnership agreement provides that distributions of cash shall be made in accordance with the budget as approved by the General Partner. Distributions shall be made to the partners pro rata in accordance with their ownership interests and, to the extent available, shall include sufficient funds for the partners to pay any federal, state or local income taxes due to their proportionate share of the Partnership’s income or loss. Allocations of net profit or loss of the Partnership are allocated among the partners in accordance with their ownership interests.

6.	Rental Income

The Partnership leases multi-family apartment units to tenants through operating leasers expiring over the next 12 months. The leases require fixed minimum monthly payments over the terms of the lease and also charges for ancillary services provided by the property.

7.	Fair Value Measurement

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of our financial and non- financial assets and liabilities. Accordingly, our fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon the sale or disposition of these assets.

Centennial Olympic 336 Property, LP Notes to
Financial Statements
For the period ended December 11, 2024 (Unaudited) and
the year ended 2023 (Audited)

7.	Fair Value Measurement (Continued)

Financial liabilities are not measured at fair value in our financial statements which include mortgage payable. Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist. These instruments would be classified as Level 2.

Financial Assets Measured at Fair Value

Financial assets measured at fair value for the period ended December 11, 2024, consist of interest rate swap asset, which are classified as Level 2 in the fair value hierarchy.	Carrying amount ($)	Fair value ($)
Interest rate swap asset	505,710	505,710

Financial assets measured at fair value as of December 31, 2023, consist of interest rate swap asset, which are classified as Level 2 in the fair value hierarchy.	Carrying amount ($)	Fair value ($)
Interest rate swap asset	29,065	29,065

Financial Liabilities Not Measured at Fair Value

Financial	For the period ended December 11, 2024		As of December 31, 2023
liabilities	Carrying Amount ($)	Estimated Fair Value ($)	Carrying Amount ($)	Estimated Fair Value ($)
Notes and mortgages payable	104,400,000	104,400,000	103,596,361	104,400,000

8.	Commitments and Contingencies

Insurance

The Partnership has commercial general liability coverage on the Property, with limits of liability customary within the industry. Similarly, the Partnership is insured against the risk of direct and indirect physical damage to the Property including coverage for perils such as floods and windstorms. The Partnership believes the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and, in consultation with our insurance advisors, the Partnership believes the Property is adequately insured.

9.	Interest Rate Swaps

For the period ended December 11, 2024, the Partnership had interest rate swaps with an aggregate notional amount of $104,400,000 that were not designated as hedges. Changes in the fair value of interest rate swaps that are not designated as hedges are recognized in earnings. For the period ended December 11, 2024 and the year ended December 31,2023, the Partnership recognized unrealized loss of $(265,290) and $(2,949,990), respectively, from the changes in the fair value of these interest rate swaps. The table below provides additional details on the Partnership's interest rate swaps.

Centennial Olympic 336 Property, LP Notes to
Financial Statements
For the period ended December 11, 2024 (Unaudited) and

the year ended 2023 (Audited)

9.	Interest Rate Swaps (Continued)

As of:	Notional amount ($)	Carrying amount ($)	Unrealized gain/(loss) ($)	Cost of the swap ($)
December 11, 2024	104,400,000	505,710	(265,290)	771,000
December 31, 2023	104,400,000	29,065	(2,949,990)	225,000

10.	Subsequent Events

The manager has evaluated subsequent events through April 30, 2025, the date these financial statements were available to be issued and has determined that there are no subsequent events.